SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549


                                      SCHEDULE 13D
                                     (Rule 13d-101)

                     INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                        PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                         THERETO FILED PURSUANT TO RULE 13d-2(a)



                                    IMC GLOBAL, INC.
                  ----------------------------------------------------
                                    (Name of Issuer)


                              Common Stock ($.01 par value)
                        ----------------------------------------
                             (Title of Class of Securities)

                                        449669100
                                   ------------------
                                     (CUSIP Number)



                                 Ronald N. Graves, Esq.
                   John R. Simplot Self-Declaration of Revocable Trust
                                     999 Main Street
                                   Boise, Idaho  83702
                               Telephone:  (208) 336-2110
                          ------------------------------------
                   (Names, addresses and telephone numbers of persons
                    authorized to receive notices and communications)


                                      July 28, 1999
                                ------------------------
                              (Date of event which requires
                                filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

1)     Names of Reporting Persons
       SS. or I.R.S. Identification Nos. of Above Persons

       J.R. Simplot - ###-##-####/J.R. Simplot Trust

2)     Check the Appropriate Box if a Member of a Group

       (a)

       (b)   X

3)     SEC Use Only

4)     Source of Funds

       PF/00

5)     Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

       U.S.

Number of           7)     Sole Voting Power                 8,455,947
Shares
Beneficially        8)     Shared Voting Power               1,846,600
Owned
by Each             9)     Sole Dispositive Power            8,455,947
Reporting
Person With:        10)    Shared Dispositive Power          1,846,000

11)    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       10,302,547 shares

12)    Check if the Aggregate Amount in Row (11) Excludes
       Certain Shares

13)    Percent of Class Represented by Amount in Row (11)

       9.0%

14)    Type of Reporting Person

       IN

1)     Names of Reporting Persons
       SS. or I.R.S. Identification Nos. of Above Persons

       J.R. Simplot Foundation

2)     Check the Appropriate Box if a Member of a Group

       (a)

       (b)   X

3)     SEC Use Only

4)     Source of Funds

       PF/00

5)     Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

       Idaho

Number of           7)     Sole Voting Power                 1,846,000
Shares
Beneficially        8)     Shared Voting Power               0
Owned
by Each             9)     Sole Dispositive Power            1,846,000
Reporting
Person With:        10)    Shared Dispositive Power          0

11)    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       1,846,600 shares

12)    Check if the Aggregate Amount in Row (11) Excludes
       Certain Shares

13)    Percent of Class Represented by Amount in Row (11)

       1.61%

14)    Type of Reporting Person

       OO

1)     Names of Reporting Persons
       SS. or I.R.S. Identification Nos. of Above Persons

       Don J. Simplot

2)     Check the Appropriate Box if a Member of a Group

       (a)

       (b)   X

3)     SEC Use Only

4)     Source of Funds

       PF/00

5)     Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

       U.S.

Number of           7)     Sole Voting Power                 0
Shares
Beneficially        8)     Shared Voting Power               1,846,600
Owned
by Each             9)     Sole Dispositive Power            0
Reporting
Person With:        10)    Shared Dispositive Power          1,846,000

11)    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       1,846,600 shares

12)    Check if the Aggregate Amount in Row (11) Excludes
       Certain Shares

13)    Percent of Class Represented by Amount in Row (11)

       1.61%

14)    Type of Reporting Person

       IN

1)     Names of Reporting Persons
       SS. or I.R.S. Identification Nos. of Above Persons

       Scott R. Simplot

2)     Check the Appropriate Box if a Member of a Group

       (a)

       (b)   X

3)     SEC Use Only

4)     Source of Funds

       PF/00

5)     Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

       U.S.

Number of           7)     Sole Voting Power                 0
Shares
Beneficially        8)     Shared Voting Power               1,846,600
Owned
by Each             9)     Sole Dispositive Power            0
Reporting
Person With:        10)    Shared Dispositive Power          1,846,000

11)    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       1,846,600 shares

12)    Check if the Aggregate Amount in Row (11) Excludes
       Certain Shares

13)    Percent of Class Represented by Amount in Row (11)

       1.61%

14)    Type of Reporting Person

       IN

ITEM 1.      SECURITY AND ISSUER.

       The class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Stock"), of IMC
Global, Inc. (the "Issuer"), whose address is 2100 Sanders Road,
Northbrook, Illinois 60062.

ITEM 2.      IDENTITY AND BACKGROUND.

       (a through f)  This statement is being filed on behalf of

       (i) the John R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust"), as amended. The Trust is an inter vivos revocable trust of which Mr. J.R. Simplot ("Mr. Simplot") is the trustee and beneficiary. Mr. Simplot is a U.S. citizen. Mr. Simplot is Chairman Emeritus of, and a consultant to, J.R. Simplot Company, 999 Main Street, Boise, Idaho 83702; and

       (ii) the J.R. Simplot Foundation, a charitable foundation organized as a nonprofit corporation under Idaho law (the "Foundation"). The Foundation was established by Mr. Simplot for general charitable purposes. Its principal office is located at 999 Main Street, Boise, Idaho 83702. The directors and executive officers of the Foundation, their principal occupations and their business addresses are as follows:


Name                Title(s)            Principal Occupation       Business Address
--------------      --------            --------------------       ----------------
John R. Simplot     Director,           See above                  See above
                    President

Don J. Simplot      Director,           Office of Chairman         999 Main Street
                    Vice President      J.R. Simplot Company       Boise, Idaho 83702

Scott R. Simplot    Director            Office of Chairman         999 Main Street
                                        J.R. Simplot Company       Boise, Idaho 83702


       Neither Mr. Simplot, the Foundation, nor any of the executive officers or directors of the Foundation during the past five years has been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The Trust purchased the shares of Stock reported in Item 5 with personal funds of the Trust and with funds provided pursuant to customary margin arrangements between the Trust and Merrill
Lynch.

       The Foundation purchased the shares of Stock reported in Item 5 from liquid assets of the Foundation and with funds provided pursuant to customary margin arrangements between the Foundation and Merrill Lynch.

ITEM 4.   PURPOSE OF TRANSACTION.

       Investment.

       (a) The Trust and the Foundation may from time to time seek to increase, reduce or dispose of their investment in the Stock in the open market, in privately negotiated transactions, or otherwise. The determination to effect any such transactions will depend on, among other things, the market price, availability of funds, borrowing costs, market conditions, developments affecting the Issuer and the Trust and the Foundation, other opportunities available to the Trust and the Foundation and other considerations. The Trust and the Foundation intend, from time to time, to review their investment in the Issuer and to take such action with respect to the Issuer as they consider desirable in light of the circumstances then prevailing.

       (b - j)  Not applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

       (a - b) As of August 4, 1999, the Trust owned 8,455,947 shares of Stock. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares. As of August 4, 1999, the Foundation owned 1,846,600 shares. Mr. Simplot shares with the other directors of the Foundation, none of whom owns directly any shares of the Stock, the power to vote and dispose of the shares of Stock held by the Foundation.

       Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission for the quarter ended March 31, 1999 (the "10-Q"), the 10,302,547 shares of Stock owned by the Trust and the Foundation constitute approximately 9.00% of the 114,472,754 shares of Stock outstanding, as reported in the 10-Q.

       (c) During the 60 days prior to and including August 4, 1999, the Trust acquired the shares of Stock described below in open market purchases through ordinary brokerage transactions:


       Purchase            No. of              Price per Share
         Date              Shares              (including commissions)
       --------            --------            -----------------------
       07/13/99            2,500,000           $17.429
       07/20/99              200,000            16.987
       07/27/99              263,700            18.486
       07/28/99            1,812,000            18.400
       07/29/99              856,800            18.376
       07/30/99            1,036,200            18.353
       08/02/99            1,000,000            19.038
       08/03/99              787,247            19.377


       (c) During the 60 days prior to and including August 4, 1999, the Foundation acquired the shares of Stock described below in open market purchases through ordinary brokerage transactions:


       Purchase            No. of              Price per Share
         Date              Shares              (including commissions)
       --------            --------            -----------------------
       07/21/99              202,600           $16.659
       07/22/99              170,000            16.857
       07/26/99              274,000            16.918
       07/27/99            1,200,000            18.306


       (d - e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       None

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

       None

       After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                                  JOHN R. SIMPLOT SELF-DECLARATION
                                  OF REVOCABLE TRUST



                                  /s/  John R. Simplot as Trustee
                                  By Ronald N. Graves as attorney-in-fact
                                  ________________________________________
                                  John R. Simplot, as Trustee
                                  by Ronald N. Graves, as
                                  attorney-in-fact
Date: August 5, 1999


                                  J.R. SIMPLOT FOUNDATION



                                  /s/  Ronald N. Graves
                                  ________________________________________
                                  Ronald N. Graves, Secretary
Date:  August 5, 1999